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Schedule 13G                                                         Page 1 of 5


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        COMMUNITY SHORES BANK CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   204046 10 6
                                 (CUSIP Number)

                                NOVEMBER 3, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Schedule 13G                                                         Page 2 of 5


CUSIP No.: 204046 10 6

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.

     Bruce J. Essex
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):
     Not Applicable

     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3.   SEC use only

--------------------------------------------------------------------------------
4.   Citizenship or place of organization:

     U.S.A.
--------------------------------------------------------------------------------
               5.   Sole voting power:

                    10,250
               -----------------------------------------------------------------
Number of      6.   Shared voting power:
shares
beneficially        65,195
owned by       -----------------------------------------------------------------
each           7.   Sole dispositive power:
reporting
person with:        10,250
               -----------------------------------------------------------------
               8.   Shared dispositive power:

                    65,195
--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person:

     75,445
--------------------------------------------------------------------------------
10. Check if the aggregate amount in Row (9) excludes certain shares (see instructions):

     [ ]
--------------------------------------------------------------------------------
11.  Percent of class represented by amount in Row (9):

     5.1%
--------------------------------------------------------------------------------
12.  Type of reporting persons (see instructions):

     IN
--------------------------------------------------------------------------------

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Schedule 13G                                                         Page 3 of 5


ITEM 1.

     (A)  NAME OF ISSUER:

          Community Shores Bank Corporation

     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          1030 W. Norton Avenue, Muskegon, Michigan 49441

ITEM 2.

     (A)  NAME OF PERSON FILING:

     This Schedule 13G is being filed by Bruce J. Essex ("Mr. Essex"). As of the date of this Schedule 13G, Mr. Essex serves as a member of the Board of Directors of Community Shores Bank Corporation.

     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Mr. Essex's principal business office is located at:
               Port City Die Cast, 1986 E. Laketon Avenue
               Muskegon, MI 49441

     (C)  CITIZENSHIP: Mr. Essex is a United States citizen.

     (D)  TITLE OF CLASS OF SECURITIES: Common Stock

     (E)  CUSIP NUMBER: 204046 10 6

ITEM 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

     (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ]  An investment adviser in accordance with Section
               240.13d-1(b)(1)(ii)(E).

     (f)  [ ]  An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F).

     (g)  [ ]  A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G).

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

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Schedule 13G                                                         Page 4 of 5


     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

     Common Stock:

     (a)  Amount beneficially owned:                        75,445 shares

     (b)  Percent of class:                                    5.1%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:   10,250

          (ii)  Shared power to vote or to direct the vote: 65,195

          (iii) Sole power to dispose or to direct the
                disposition of:                             10,250

          (iv)  Shared power to dispose or to direct the
                disposition of:                             65,195

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

     Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not Applicable.

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Schedule 13G                                                         Page 5 of 5


ITEM 10. CERTIFICATIONS.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 11, 2008


                                        /s/ Bruce J. Essex
                                        ----------------------------------------
                                        Bruce J. Essex